Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Harris Corporation for the registration of debt securities, preferred stock, common stock, depositary shares and warrants and to the incorporation by reference therein of our report dated August 22, 2008 (except Note 8 and Note 23, as to which the date is March 17, 2009), with respect to the consolidated financial statements and schedule of Harris Corporation and our report dated August 22, 2008 related to the effectiveness of internal control over financial reporting of Harris Corporation for the year ended June 27, 2008, included in its Current Report (Form 8-K) filed on March 18, 2009 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

West Palm Beach, Florida
June 2, 2009